FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  May 2009

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

The following notice is a translation from Hebrew of the notice published in two daily Israeli newspapers on May 7, 2009 (the original Hebrew wording is binding)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

In accordance with the Israeli Companies Regulations (Notice of Shareholders Meeting and Meetings of a Class of Shareholders In Public Companies), 5760 - 2000, notice is hereby given that the Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva's executive offices at 5 Basel Street, Petach Tikva, on Monday, June 22, 2009, at 4:30 p.m. Israel time.

At the Meeting, shareholders will receive and discuss the Company`s consolidated balance sheet as of December 31, 2008 and the consolidated statements of income for the year then ended.  In addition, at the Annual Meeting shareholders will be asked to adopt the following resolutions:

1. To approve the Board of Directors` recommendation that the cash dividend for the year ended December 31, 2008, which was paid in four installments and aggregated NIS 1.95 (approximately US$0.525, according to the applicable exchange rates) per ordinary share (or ADS), be declared final.

2. To elect the following five persons to the Board of Directors, each to serve as a director for a three-year term: Dr. Phillip Frost, Roger Abravanel, Prof. Elon Kohlberg, Prof. Yitzhak Peterburg and Erez Vigodman.

3. To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company`s independent registered public accounting firm until the 2010 Annual Meeting of Shareholders and to authorize the Board of Directors to determine their compensation provided such compensation is also approved by the audit committee.

A detailed description of the proposed resolutions on the Agenda may be reviewed at the executive offices of the Company, 5 Basel Street, Petach Tikva, Israel (Tel: 972 3 9267513) between 9:00 a.m. and 4:00 p.m. Israel time, Sunday - Thursday.

Record Date; Shareholders Entitled to Vote

The record date for determining the entitlement of shareholders to participate and vote in the Annual Meeting is May 13, 2009 (hereinafter, the "Record Date"). Only persons who are shareholders at the end of the business day on the Record Date will be entitled to participate at this Annual Meeting and at any adjournments or postponements thereof and to vote at the meeting in person, or by voting card, or by representative appointed by a deed of appointment that will be deposited at the offices of the Company no later than June 19 2009, at 5:00 p.m. Israel time, subject to confirmation of ownership of the shares on the Record Date in accordance with the applicable law.

Each issued and outstanding ordinary share, par value NIS 0.1 per share, will entitle its owner to one vote on all matters properly submitted at the Annual Meeting.

Quorum and Majority Required for Resolution

At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, are necessary to constitute a legal quorum.

Should no legal quorum be present one half hour after the time set for the Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place.

The affirmative vote of the holders of a majority of the shares participating at the Annual Meeting, in person or by voting card or by representative appointed by deed of appointment, is required to adopt each of the proposals.

Voting by Way of Voting Card

Shareholders may vote in regard to any of the Resolutions on the Meeting`s agenda by way of a voting card. A copy of the voting card and position notice with respect to the above Meeting will be available at the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il and at the website of the Tel Aviv Stock Exchange at www.tase.co.il. A shareholder may apply to the Company directly in order to receive a copy of the voting card and position notice. Any member of the Tel Aviv Stock Exchange (hereinafter "TASE") will send by e-mail, free of charge, a link to the copy of the voting card and proxy statement located on the distribution site to any shareholder not registered in the register of shareholders but who is registered as a shareholder with the member of the TASE, if the shareholder gave notice that he is interested in such, provided that the notice was given with regards to a specific securities account and prior to the Record Date.

The vote by voting cards will be made by completion of the second part of the voting card, as shall be published at the aforementioned distribution website.

A shareholder whose shares are registered with a member of the TASE is entitled to receive the confirmation of ownership of its shares from the member of the TASE through which he/she holds the shares at the offices of the member of the TASE or via mail to his/her address (for a mail charge only) if the shareholder so requests, provided that the request will be given ahead of time and with regards to a specific securities account, prior to the Record Date.

The final date to submit a position notice to the Company is May 24, 2009.

The final date to submit a voting card to the Company is June 19, 2009, at 5:00 p.m. Israel time.

By Order of the Board of Directors,

Teva Pharmaceutical Industries Limited

May 7, 2009

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®,  the current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, especially Copaxone®, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, including the integration of Barr Pharmaceuticals, Inc., the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates,  significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks,  and other factors that are discussed in our Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

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Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date :May 6, 2009

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